

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631                                                                October 21, 2016

<u>Via E-mail</u>
Jason Greene
Chief Legal Officer
Berry Plastics Group, Inc.
101 Oakley Street
Evansville, IN 47710

>    **Re:     Berry Plastics Group, Inc.**
>    **Registration Statement on Form S-4**
>    **Filed September 26, 2016**
>    **File No. 333-213803**

Dear Mr. Greene:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.     Please supplementally provide us with copies of all board books and other materials prepared by BofA Merrill Lynch that were shared with the AEP board and its representatives.

2.     Please limit your letter to AEP stockholders to one page. <u>See</u> Item 501(b) of Regulation S-K.

Summary, page 9
What AEP Stockholders Will Receive in the Mergers, page 11

3.     We note that Berry may elect, in its sole discretion, to pay the entire merger consideration solely in cash if AEP cannot deliver a written tax opinion or "there is a parent material adverse effect (as defined in the merger agreement)." Please briefly disclose these

conditions here and in the merger agreement section. Additionally, please disclose how AEP shareholders will be notified if Berry makes this election.

Interests of Certain Directors and Executive Officers of AEP in the Mergers, page 13

4.      Please revise your discussion of the different interests held by certain directors and officers of AEP in the Q&A and summary sections to quantify the value of such interests.

Conditions to the Mergers, page 15

5.      Please disclose the circumstances, if any, under which you would resolicit the vote of AEP stockholders upon waiver of any of the conditions.

Unaudited Pro Forma Condensed Consolidated Financial Information, page 21

6.      Please expand your introduction to include descriptions of the financing transactions that was used to complete the acquisition of AVINTIV and will be used to complete the acquisition of AEP. Please also provide a description of what the pro forma presentation shows. Please refer to Article 11-02(b)(2) of Regulation S-X.

7.      Please revise your disclosure to clarify that the unaudited pro forma condensed consolidated statements of operations give effect to the acquisition and mergers as if they occurred on September 28, 2014, the first day of fiscal year 2015. Please refer to Article 11-02(b)(6) of Regulation S-X for guidance.

8.      Please update your disclosures throughout the pro forma financial information presentation to note that the measurement period for the AVINTIV acquisition is complete and revise the corresponding amounts as appropriate. Please refer to ASC 805-10-25-14 for guidance.

Balance Sheet, page 26

9.      Please expand your discussion in footnote (a) of the consideration to include a discussion of the impact of the AEP equity awards on the number of outstanding AEP shares of common stock to be exchanged for cash and Berry shares of common stock.

10.     Please expand the disclosures in the footnotes to provide an allocation of the purchase price to the specific identifiable tangible and intangible assets and liabilities. Please refer to ASC 805-20-50-1 and ASC 805-10-55-41 for guidance.

11.     In regard to the allocation for the merger with AEP, please disclose how you estimated the fair values of intangible assets other than goodwill and how you determined the estimated useful lives.

Statement of Operations, page 28

12.    Please include disclosures for the nonrecurring charges or credits directly attributable to the transactions. Examples for the AEP merger include compensation to executives in connection with the consummation of the merger; the modifications to the AEP equity awards for early vesting; and transaction costs. Please refer to Article 11-02(b)(5) of Regulation S-X for guidance.

13.    Please expand footnotes (h) and (j) related to the acquisition of AVINTIV to provide sufficient information to allow an investor to understand how the adjustment amount was calculated.

14.    Please expand footnote (k) related to the financing of the AVINTIV acquisition to disclose the amount of the debt incurred along with the interest rate and maturity terms.

15.    Please expand footnote (l) to provide investors with sufficient information to understand how you arrived at an income tax benefit of $71 million for AVINTIV net loss adjustments before income taxes of $51 million for fiscal year 2015. Please refer to Instruction 7 to Article 11-02 of Regulation S-X for guidance.

16.    Please expand footnote (o) related to the financing of the cash portion of the AEP merger consideration to disclose the amount of the debt to be incurred along with the interest rate and maturity terms.

17.    Please expand footnote (o) to provide a discussion of the impact the Alternative Funding Election would have on the pro forma interest expense and net income. Please also include a footnote to demonstrate the impact, if any, to pro forma earnings per share. Please refer to your corresponding disclosure under footnote (a) to the Balance Sheet and Article 11-02(b)(8) of Regulation S-X for guidance.

18.    Please expand your disclosures to clarify why you are using a statutory rate of 38% for the AEP merger and financing adjustments for tax purposes and 35% for the AVINTIV acquisition and financing adjustments. Please refer to Instruction 7 to Article 11-02 of Regulation S-X for guidance.

Comparative Historical and Unaudited Pro Forma Combined Per Share Data, page 31

19.    For the book value per share and three quarterly periods ended July 2, 2016 basic and diluted earnings per share amounts under the Berry/AVINTIV Pro Forma column, please either include a footnote explaining what these amounts represent or remove the amounts, since there is no corresponding pro forma financial information presented.

Risk Factors, page 34
The mergers may not be accretive…, page 38

20.     Please disclose here or in an appropriate section the anticipated amount of accretion per share of the merged company.

AEP and Berry have incurred and will continue to incur…, page 38

21.     Please quantify to the extent possible, the significant recurring and non-recurring costs AEP and Berry, respectively, expect to incur in connection with this merger.

Background of the Mergers, page 46

22.     Please disclose the strategic options discussed at the December 21, 2015, January 13, 2016 and March 4, 2016 meetings.

23.     We note your disclosure that BofA Merrill Lynch contacted Berry regarding potential interest in light of Berry's prior outreach to AEP in recent years. Please briefly elaborate on the prior outreach by Berry, including the timeframe and substance of such discussions.

24.     We note your disclosure regarding Party B's inquiry. Please elaborate on the AEP board's consideration of Party B's inquiry.

25.     Please elaborate on the AEP board's consideration of Party A's oral indication of interest.

26.     We note that on April 26, May 17, and July 18, 2016, respectively, AEP entered into nondisclosure agreements that included standstill provisions benefiting one party over another. Please briefly explain the nature of these benefits in your next amendment.

27.     We note the disclosure that AEP formed an Administrative Committee of the independent directors. Please disclose the members of the committee, how the members were selected and the committee's duties.

28.     It appears from your disclosure that the board may have considered a formal sales process. Please revise your disclosure to discuss why board decided not to pursue a formal sale process.

29.     Please disclose the "strategic alternatives" the AEP board and its representatives discussed on August 4, 2016 and disclose any conclusions reached regarding those alternatives, including any potential risks, rewards and uncertainties associated with each alternative.

30.     Please expand upon the AEP board's discussion of "the introduction of the Alternative Funding Election" on August 16, 2016.

AEP's Reasons for the Mergers and Recommendation of the Board of Directors, page 52

31.     In the fifth bullet point on page 53, please elaborate upon the nature of expected synergies from this merger. We note that the investor presentation—filed on Form 425 by Berry on August 25, 2016—states that there are "significant, clearly identifiable cost synergies" and that "annual cost synergies [are] expected to meet or exceed $50 million."

Opinion of Financial Advisor to AEP, page 66
AEP Financial Analyses, page 68
Selected Publicly Traded Companies Analysis, page 68

32.     Please disclose the enterprise value of each selected company, or the range of enterprise values, discussed in this section.

33.     Please expand upon how the four "selected small cap companies" were chosen.

34.     We note your disclosure here that conducting this analysis "involves complex considerations and judgments concerning differences in financial and operating characteristics and other factors that could affect the public trading or other values of the companies to which AEP was compared." Please disclose the primary considerations and judgments made when comparing these companies to AEP. This comment also applies to the corresponding section in your Selected Precedent Transactions Analysis at the top of page 70.

Selected Precedent Transactions Analysis, page 69

35.     Please disclose the size of each transaction, or the range of the transactions, discussed in this section.

Miscellaneous, page 71

36.     Please disclose the amount of BofA Merrill Lynch's fee that is contingent upon completion of the merger.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Tracey Houser, Staff Accountant at 202-551-3736 or Melissa Rocha, Senior Assistant Chief Accountant, at 202-551-3854 if you have questions regarding comments on the financial statements and related matters.  Please contact David Korvin, Staff Attorney at 202-551-3236  or Asia Timmons-Pierce,  Staff Attorney at 202-551-3754  with any other questions.

Sincerely,

Asia Timmons-Pierce, *for*

Pamela Long
Assistant Director
Office of Manufacturing and Construction

cc:     <u>Via E-mail</u>
        Eliot Robinson
        Bryan Cave LLP